EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Further Investment in U.S. Wind Generation

OAKVILLE, ON, Nov. 28, 2013 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that a subsidiary of APUC’s renewable power generation business Algonquin Power Co. (“APCo”) has entered into an agreement to acquire the remaining 40% of the 400 MW wind power portfolio (the “Projects”) in the United States from Gamesa Wind US, LLC (“Gamesa”) for total consideration of approximately US$117 million.

APUC currently holds a 60% controlling interest in the Projects which were originally acquired through a newly formed partnership whose original members included APCo, Gamesa and certain tax equity investors. The 400 MW wind portfolio consists of three facilities, Minonk (200MW), Senate (150MW), and Sandy Ridge (50MW) located in the states of Illinois, Texas, and Pennsylvania, respectively.

APUC has been the majority owner and manager of the Projects since 2012 when commercial operation was achieved, therefore no additional ongoing management or administrative costs are expected to be incurred. Gamesa will continue to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities under 20 year contracts.

Funding of the acquisition is expected to be consistent with APUC’s targeted investment grade consolidated capital structure of approximately 50% equity, 50% debt. The acquisition is expected to close early in 2014 following regulatory approvals.

Substantially all of the energy from the Projects is sold under fixed price power sales contracts including long term hedge agreements with a remaining weighted average life of 11 years; ancillary services including capacity and renewable energy credits are contracted into the energy markets in which the facilities are located.

“The U.S. power markets provide tremendous opportunities for further growth in our power generation portfolio as our investment in these wind farms has demonstrated”, commented Chief Executive Officer lan Robertson. “We have been pleased with the performance of these assets over the past year and the acquisition of the balance of these three wind generating facilities adds additional accretive, low risk earnings and cash flow to APUC”.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PR.A respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report, quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

CO: Algonquin Power & Utilities Corp.

CNW 08:50e 28-NOV-13